Pennant Management, Inc. ("Pennant"), the investment adviser to the USFS
Fund Trust and each of its series, including the USFS Funds Limited
Duration Government Fund (the "Government Fund"), filed a civil action in the United States District Court For the Northern District of
Illinois Eastern Division (Case No. 14 CV 7581) on September 29, 2014.
Defendants in the case include First Farmers Financial, LLC
("First Farmers"), Nikesh A. Patel, Timothy G. Fisher, et. al.  Pennant
commenced the legal action to recover the value of certain loans originated by First Farmers that were subsequently determined to be fraudulent.  Prior to its liquidation effective on October 27, 2014
(the "Liquidation"), the Government Fund held a repurchase agreement with First Farmers (the "Repurchase Agreement") that was collateralized by the federally guaranteed portion of a U.S. Department of Agriculture loan originated by First Farmers to Mouring West Holdings, LLC
(the "Collateral").  Prior to the Liquidation, the Government
Fund transferred its entire interest in the Repurchase Agreement and the underlying Collateral to a liquidating trust.  The liquidating trust will hold the Repurchase Agreement on behalf of shareholders in the
Government Fund as of September 25, 2014 and will distribute to such shareholders any proceeds realized on the eventual sale or other disposition of the Collateral or otherwise received in connection with the litigation involving First Farmers.